UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One): [  ] Form 10-K   [  ] Form 20-F   [  ] Form 11-K   [X] Form 10-Q

[  ] Form N-SAR   [  ] Form N-CSR

For Period Ended: March 31, 2017

[  ] Transition Report on Form 10-K

[  ] Transition Report on Form 20-F

[  ] Transition Report on Form 11-K

[  ] Transition Report on Form 10-Q

[  ] Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

ROYAL ENERGY RESOURCES, INC.

Full name of Registrant

N/A

Former Name if Applicable

56 Broad Street, Suite 2, Charleston, SC

Address of Principal Executive Office (Street and Number)

Charleston, SC 29401

City, State and Zip Code

PART II - RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report portion thereof could not be filed within the prescribed time period.

(Attach extra sheets if needed.)

The registrant acquired a controlling interest in Rhino Resource Partners, LP (“Rhino”) on March 17, 2016, which is a consolidated subsidiary of the registrant. Rhino also has a class of equity securities registered under Section 12 of the Securities Exchange Act of 1934. However, as a smaller reporting company, Rhino is not required to file its annual report on Form 10-Q until May 15, 2017, and the registrant needs additional time to properly incorporate Rhino’s information into to the registrant’s Form 10-Q.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Douglas C. Holsted	(405)	516-8811
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). Yes [X] No [ ]

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes [ ] No [ X]

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

ROYAL ENERGY RESOURCES, INC.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 5, 2017	By:	/s/ Douglas C. Holsted
Douglas C. Holsted
Chief Financial Officer (Principal Financial Officer)